Exhibit (a)(46)

Genco Shipping & Trading Limited

Genco shareholders: The deadline to protect your Genco investment by submitting your vote for our Annual Meeting is coming up soon.

Is Diana’s tender offer inadequate? Should there be changes made to the Genco boardroom? Hear what Diana’s own executives and transaction partner have to say about it below.

We continue to believe Genco is poised to continue delivering superior value through our Comprehensive Value Strategy.

Vote the WHITE proxy card today “FOR” Genco’s highly qualified nominees, “WITHHOLD” on Diana’s handpicked nominees and reject their tender offer.

Voting instructions and legal information can be found here: https://lnkd.in/edntaEVk